UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
_______________________

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

253017107
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
3 Pickwick Plaza
Greenwich, Connecticut 06830
Tel. No.:  (203) 629-8600
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

May 13, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 253017107	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners 79, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON General Atlantic Partners 84, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON GAP-W Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 253017107	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 253017107	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,553,825
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,553,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,553,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES See Item 6.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 253017107	Page 12 of 25 Pages

Item 1.  Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Dice Holdings, Inc., a Delaware corporation (the “Company”).  This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated as of February 29, 2008 and amended as of December 17, 2010 and February 24, 2011 (as amended, the “Original 13D”).  The address of the principal executive office of the Company is 1040 Avenue of the Americas, 16th Floor, New York, New York 10016.  The Original 13D is supplementally amended as follows.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated as follows:

This statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The members of the group are General Atlantic LLC, a Delaware limited liability company (“GA”), General Atlantic Partners 79, L.P., a Delaware limited partnership (“GAP 79”), General Atlantic Partners 84, L.P., a Delaware limited partnership (“GAP 84”), GAP-W Holdings, L.P., a Delaware limited partnership (“GAP-W”), GapStar, LLC, a Delaware limited liability company (“GapStar”), GAP Coinvestments CDA, L.P., a Delaware limited partnership (“CDA”), GAP Coinvestments III, LLC, a Delaware limited liability company (“GAPCO III”), GAP Coinvestments IV, LLC, a Delaware limited liability company (“GAPCO IV”), GAPCO GmbH & Co. KG, a German limited partnership (“KG”), and GAPCO Management GmbH, a German corporation (“GmbH Management” and, collectively with GA, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG, the “Reporting Persons” or the “General Atlantic entities”).  The Reporting Persons (other than KG and GmbH Management) are located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830.  KG and GmbH Management are located at c/o General Atlantic GmbH, Koenigsallee 62, 40212 Düsseldorf, Germany.  Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

CUSIP No. 253017107	Page 13 of 25 Pages

GA is the general partner of each of General Atlantic GenPar, L.P., a Delaware limited partnership (“GA GenPar”), GAP 79, and CDA.  GA GenPar is the general partner of GA 84 and GAP-W.  The officers of GapStar and managing members of GAPCO III and GAPCO IV are managing directors of GA.  GmbH Management is the general partner of KG.  GA GenPar is located at c/o General Atlantic Service Company, LLC, 3 Pickwick Plaza, Greenwich, Connecticut 06830, and is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.  There are 27 managing directors of GA (the “GA Managing Directors”).  The information required by General Instruction C. to Schedule 13D is attached hereto as Schedule A and hereby incorporated by reference.  The present principal occupation or employment of each of the GA Managing Directors is as a Managing Director of GA.

None of the Reporting Persons and none of the individuals listed on Schedule A, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Please see Item 6, which is hereby incorporated by reference.  Pursuant to the Shareholders Agreement (as defined in Item 6 below), the General Atlantic entities are entitled to designate up to two members of the Company’s board of directors.  Currently, the General Atlantic entities have designated two members to the Company’s board: H. Raymond Bingham, an advisory director of GA, and David C. Hodgson, a

CUSIP No. 253017107	Page 14 of 25 Pages

GA Managing Director.  As a result, the General Atlantic entities may select another GA Managing Director or any other person to serve on the Company’s board in accordance with the terms of the Shareholders Agreement.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.  Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.  In addition, the Reporting Persons may, from time to time, make additional purchases of Common Stock either in the open market or in private transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investment in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.  Except to the extent the foregoing may be deemed a plan or proposal and except as otherwise set forth in this Item 4 or Item 6 herein, none of the Reporting Persons or the persons listed on Schedule A has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Pursuant to the Shareholders Agreement, certain of the Reporting Persons exercised their registration rights to cause the Company to register all of the Common Stock they hold for resale from time to time under the Securities Act of 1933, as amended (the “Securities Act”).  As a result, the Company filed a registration statement on Form S-3 registering 22,600,300 shares of Common Stock of the Reporting Persons

CUSIP No. 253017107	Page 15 of 25 Pages

with the Securities and Exchange Commission.  The registration statement was declared effective on May 18, 2010.

On May 9, 2011, the Company commenced a public offering of Common Stock, including a portion of the shares of Common Stock held by the Reporting Persons.  In connection with the offering, on May 9, 2011, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”) with the selling stockholders in the offering (including GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG) named on Schedule A thereto, and Credit Suisse Securities (USA) LLC, as underwriter.  Pursuant to the Underwriting Agreement, in the offering 8,000,000 shares of Common Stock were sold by the selling stockholders.  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

In connection with the public offering,  each of GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG agreed with the underwriters that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 75 days after May 9, 2011.  Certain transfers are permitted (1) pursuant to a will, other testamentary document or applicable laws of descent, (2) as a bona fide gift or (3) to a family member or trust, provided that, in each case, the transferee agrees to be bound in writing by the terms of the agreement prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934,  as amended (the "Exchange Act"),  shall be required or shall be voluntarily made in connection with such transfer (other than a

CUSIP No. 253017107	Page 16 of 25 Pages

filing on Form 5 made when required) and such transfer shall not involve a disposition for value (provided that in the case of transferees that are charitable organizations or trusts that receive securities from General Atlantic LLC or any of its affiliates, the lock-up agreements applicable to such entities will permit such transferees to collectively sell under Rule 144 of the Securities Act up to 55,000 shares of Common Stock, provided that no such sales are made during the first 7 days of the “lock-up” period).  Transfers are also permitted to an entity’s wholly-owned subsidiary or the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, so long as the transferee agrees to be bound by the terms of a similar lock up agreement prior to such transfer and no filing by any party is required or shall be voluntarily made under the Exchange Act (other than certain Form 4 and Form 5 filings when required and such transfer shall not involve a disposition for value).  In addition,  the establishment of Rule 10b5-1 trading plans are permitted provided that no transactions thereunder are made until after the end of the 75-day period and no public disclosure of such plans shall be required or voluntarily made until after the end of the 75-day period.

Credit Suisse Securities (USA) LLC, may, in its sole discretion and at any time or from time to time before the termination of the 75-day period, without notice, release all or any portion of the securities subject to lock-up agreements.

A copy of the Underwriting Agreement, the lock-up agreements and the waiver to the existing lock-up agreements, each as described above, are attached as exhibits to this Amendment No. 3 and are incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the date hereof, GAP 79, GAP 84, GAP-W, GapStar, CDA, GAPCO III, GAPCO IV and KG each own 5,508,455 shares of Common Stock, 523,196 shares of Common Stock, 1,785,101 shares of Common Stock, 148,939 shares of Common Stock, 1,145 shares of Common Stock, 465,563 shares of Common Stock, 107,928 shares of Common Stock and 13,498 shares of Common Stock, respectively,

CUSIP No. 253017107	Page 17 of 25 Pages

representing 8.3%, 0.8%, 2.7%, 0.2%, 0.0% 2, 0.7%, 0.2% and 0.0% 3, respectively, of the Company’s issued and outstanding shares of Common Stock.  As of the date hereof, GA and GmbH Management each own of record no shares of Common Stock.

By virtue of the fact that (i) GA is the general partner of each of GA GenPar, GAP 79, and CDA, and GA GenPar is the general partner of each of GAP 84 and GAP-W, (ii) the officers authorized and empowered to vote and dispose of the securities of GapStar are GA Managing Directors, (iii) the managing members authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV are GA Managing Directors and (iv) the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by KG and GmbH Management, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock.  Each of the GA Managing Directors disclaims ownership of such shares beneficially owned by GA, except to the extent he has a pecuniary interest therein.  As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 8,553,825 shares of Common Stock, or 12.8% of the Company’s issued and outstanding shares of Common Stock.

(b)           (i)           None of the Reporting Persons have the sole power to direct the voting and disposition of the shares of Common Stock.

(ii)          Please see Item 5(a), which is hereby incorporated by reference.

(c)           Except as set forth in this Item 5(c) or Item 3 or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.  In connection with the Underwriting Agreement described in Item 4, on May 9, 2011, GAP 79, GAP 84, GAP-W,

2           Less than 0.1%.

3           Less than 0.1%.

CUSIP No. 253017107	Page 18 of 25 Pages

GapStar, CDA, GAPCO III, GAPCO IV and KG each sold the amounts of shares of Common Stock set forth in the table below:

Seller	Shares Sold
GAP 79	2,605,571
GAP 84	247,478
GAP-W	844,378
GapStar	70,450
CDA	541
GAPCO III	174,147
GAPCO IV	51,051
KG	6,384

The offering price was $15.88 per share.

In addition, on May 9, 2011, GAPCO III distributed 46,070 shares of Common Stock to certain of its members.  GAPCO III received no consideration for such distribution.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)           Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

The General Atlantic entities are parties to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007, among themselves, Quadrangle Capital Partners II LP, Quadrangle Select

CUSIP No. 253017107	Page 19 of 25 Pages

Partners II LP and Quadrangle Capital Partners II-A LP (collectively,  the “Quadrangle entities”) and certain management shareholders named therein (the “Shareholders Agreement”).

The Shareholders Agreement provides that the General Atlantic entities and the  Quadrangle entities are each entitled to designate up to three members of the Company’s board  of directors and requires that the General Atlantic entities and the Quadrangle entities vote their respective shares of Common Stock in favor of such designees.  The Shareholders Agreement also contains provisions restricting the transfer of the Company’s securities and provides each of the General Atlantic entities and the Quadrangle entities with demand registration rights.

Given the terms of the Shareholders Agreement, the General Atlantic entities together with the Quadrangle entities and their affiliates and the management shareholders named therein may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 23,381,020 shares of Common Stock, or 35.1%, of the Company’s total number of shares of Common Stock outstanding for purposes of Section 13(d)(3) of the Exchange Act.  The Common Stock ownership reported herein by the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Shareholders Agreement (other than Shares owned by the other General Atlantic entities).  Each Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Company other than the amounts reported on such Reporting Person’s cover page included herein.

As noted above, GA is authorized and empowered to vote and dispose of the securities held by GAP 79 and CDA, GA GenPar is authorized and empowered to vote and dispose of the securities held by GAP 84 and GAP-W, the officers of GapStar are authorized and empowered to vote and dispose of the securities held by GapStar, and the GA Managing Directors are authorized and empowered to vote and dispose of the securities held by GAPCO III and GAPCO IV.  The GA Managing Directors are also authorized and empowered to vote and dispose of securities held by KG and GmbH management.  Accordingly, GA and the GA Managing Directors may, from time to time, consult among themselves and coordinate the voting and disposition of the

CUSIP No. 253017107	Page 20 of 25 Pages

shares of Common Stock held by the Reporting Persons, as well as such other action taken on behalf of the Reporting Persons with respect to the shares of Common Stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Item 6 is further amended and supplemented by incorporating by reference the information set forth in the third and fourth paragraphs under Item 4 above.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 22:
Underwriting Agreement, dated May 9, 2011, among the Company, certain stockholders named on Schedule A thereto, and Credit Suisse Securities (USA) LLC, as underwriter (incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K (File No. 001-33584) filed on May 9, 2011 with the Securities and Exchange Commission).

Exhibit 23:	Lock-up Agreement, dated May 9, 2011, of General Atlantic Partners 79, L.P.
Exhibit 24:	Lock-up Agreement, dated May 9, 2011, of General Atlantic Partners 84, L.P.
Exhibit 25:	Lock-up Agreement, dated May 9, 2011, of GAP Coinvestments CDA, L.P.
Exhibit 26:	Lock-up Agreement, dated May 9, 2011, of GapStar, LLC.
Exhibit 27:	Lock-up Agreement, dated May 9, 2011, of GAP-W Holdings, L.P.
Exhibit 28:	Lock-up Agreement, dated May 9, 2011, of Gap Coinvestments III, LLC.
Exhibit 29:	Lock-up Agreement, dated May 9, 2011, of GAP Coinvestments IV, LLC.
Exhibit 30:	Lock-up Agreement, dated May 9, 2011, of GAPCO Gmbh & Co. KG.

CUSIP No. 253017107	Page 21 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2011.

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 79, L.P.

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 84, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 253017107	Page 22 of 25 Pages

GAP-W HOLDINGS, L.P.

By:	General Atlantic GenPar, L.P.,
its general partner

By:	General Atlantic LLC,
its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS III, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

CUSIP No. 253017107	Page 23 of 25 Pages

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Procuration Officer

CUSIP No. 253017107	Page 24 of 25 Pages

SCHEDULE A

GA Managing Directors

Name	Business Address	Citizenship
Steven A. Denning (Chairman)	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
William E. Ford (Chief Executive Officer)	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
John Bernstein	23 Savile Row London W1S 2ET United Kingdom	United Kingdom
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Alexander A. Chulack	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Mark F. Dzialga	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Cory A. Eaves	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Abhay Havaldar	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Patricia L. Hedley	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
David C. Hodgson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Rene M. Kern	3 Pickwick Plaza Greenwich, Connecticut 06830	United States and Germany
Jonathan Korngold	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Christopher G. Lanning	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Jeff X. Leng	Suite 2007-10, 20th Floor One International Finance Center 1 Harbour View Street Central Hong Kong	Hong Kong SAR
Anton J. Levy	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Adrianna Ma	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Marc F. McMorris	228 Hamilton Avenue Palo Alto, California 94301	United States
Hans Morris	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Thomas J. Murphy	3 Pickwick Plaza Greenwich, Connecticut 06830	United States

CUSIP No. 253017107	Page 25 of 25 Pages

Name	Business Address	Citizenship
Matthew Nimetz	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Fernando M. Oliveira	Av. Brigadeiro Faria Lima, 3729 3 andar São Paulo-SP, 04538-905 Brazil	Brazil
Ranjit Pandit	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	United States and India
Andrew C. Pearson	3 Pickwick Plaza Greenwich, Connecticut 06830	United States
Brett B. Rochkind	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
David A. Rosenstein	55 East 52nd Street, 32nd Floor New York, New York 10055	United States
Sunish Sharma	151-152, 15th Floor Maker Chamber VI 220 Nariman Point Mumbai 400 021, India	India
Philip P. Trahanas	3 Pickwick Plaza Greenwich, Connecticut 06830	United States